SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)
Global Traffic Network, Inc.
(Name of Subject Company)
T. Rowe Price New Horizons Fund, Inc.
(Name of Person Filing Statement)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
37947B103
(CUSIP Number of Class of Securities)
David Oestreicher
Vice President
100 East Pratt Street
Baltimore, Maryland 21202
(410) 345-2628
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
Name and Address
The name of the subject company is Global Traffic Network, Inc., a Nevada corporation (“Global Traffic”). The address of the principal executive offices of Global Traffic is 880 Third Avenue, 6th Floor, New York, New York 10022, and its telephone number is (212) 896-1255.
Class of Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.001 per share, of Global Traffic (the “Shares”, each a “Share”, and the holders of such Shares, “Shareholders”). As of the close of business on July 22, 2011, there were 19,060,350 Shares issued and outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address of Person Filing this Statement
This statement is being filed by the T. Rowe Price New Horizons Fund, Inc., a Maryland corporation (the “Fund”), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202 and its business telephone number being (410) 345-2000. The Fund is an investment company registered under the Investment Company Act of 1940, as amended. T. Rowe Price Associates, Inc. (“TRPA”) serves as the investment adviser to the Fund. The position of the Fund expressed herein does not necessarily reflect the views held by other affiliated funds and accounts managed by TRPA (“Affiliated Accounts”) with respect to the Offer.
Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Offer”) by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (“Purchaser”) and a direct wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation (“U.S. Parent”) which is an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), to purchase all of Global Traffic’s outstanding Shares for $14.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser, Parent and certain other Filing Persons (as defined in the Schedule TO) with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2011. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2011, among Global Traffic, Parent, U.S. Parent and Purchaser (the “Merger Agreement”).
The address of Purchaser is 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and Purchaser’s telephone number is (312) 382-2200.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Not applicable.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
The Fund sent a letter (the “Letter) to Global Traffic’s Special Committee of the Board of Directors on September 7, 2011, outlining its belief that each Share of Global Traffic is worth substantially more than the Offer Price. Additionally, the Fund believes that the shareholders will be better served if Global Traffic remains a publicly traded company and continues on its path toward improving profitability, spreading these returns across the company’s base of shareholders instead of delivering them directly to management and some newly arrived private equity investors. A copy of the Letter is included as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Fund does not currently intend to tender any of the Shares it beneficially owns pursuant to the Tender Offer.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(1)	1. Affiliated Accounts
2. August 3, 2011
3. 1,058,427 shares
4. $13.964 per share
5. Sales on NASDAQ
(2)	1. The Fund
2. August 8, 2011
3. 80,735 shares
4. $13.881 per share
5. Sales on NASDAQ
(3)	1. Affiliated Accounts
2. August 8, 2011
3. 9,900 shares
4. $13.881 per share
5. Sales on NASDAQ
(4)	1. The Fund
2. August 9, 2011
3. 191,765 shares
4. $13.899 per share
5. Sales on NASDAQ
(5)	1. Affiliated Accounts
2. August 9, 2011
3. 23,400 shares
4. $13.899 per share
5. Sales on NASDAQ
(6)	1. Affiliated Accounts
2. August 10, 2011
3. 100 shares
4. $13.93 per share
5. Buy on NASDAQ
(7)	1. Affiliated Accounts
2. August 11, 2011
3. 25,000 shares
4. $13.902 per share
5. Sale on NASDAQ

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
Not applicable.

ITEM 9. EXHIBITS.

Exhibit No.	Description

1	Letter, dated September 7, 2011, from T. Rowe Price New Horizons Fund, Inc. to the Special Committee of Global Traffic.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

T. Rowe Price New Horizons Fund, Inc.
By:	/s/ David Oestreicher
	Name:	David Oestreicher
	Title:	Vice President
Dated: September 8, 2011